Dividend Reinvestment and Invest Direct Purchase Plan

Quick guide to ALLETE, Inc.’s direct stock purchase and dividend reinvestment plan, Invest Direct

ALLETE, Inc.’s (“ALLETE”) direct stock purchase and dividend reinvestment plan, Invest Direct (“the Plan”) provides first-time investors and existing shareowners with a convenient and economical way of acquiring shares of ALLETE common stock. As a participant, you can enjoy a variety of services with the ability to utilize a full complement of online options that EQ Shareowner Services (the “Plan Administrator”) offers to shareowners. You will have full control over your investment decisions.

The Plan is filed with the Securities and Exchange Commission on Form S-3 Registration Statement, under the Securities Act of 1933. Please refer to the Plan prospectus for complete disclosure and additional details on the Plan before you invest. You may access the prospectus online at shareowneronline.com, or request a copy by contacting the Plan Administrator.

Investment control and flexibility
Initial and future investments can be made directly through the Plan. Once enrolled in the Plan, you are able to access your account and perform transactions online.

Enroll in the Plan
Existing ALLETE shareowners and new investors can enroll online through shareowneronline.com. For new investors, the first purchase minimum investment is $250. This minimum initial investment requirement will be waived if an investor signs up for automatic bank withdrawals of at least $50 per month for five consecutive transactions. Custodial accounts for minors can be opened with a minimum investment of $50. The fee for the initial purchase will be paid for by ALLETE; however, there is a $.06 per share commission, as applicable.*

Reinvest your dividends
Increase your holdings through dividend reinvestment on all or a portion of your shares. The cost to reinvest your dividends is 3% with a $3 maximum, plus $.06 per share commission, as applicable.*

Purchase additional shares
After the initial purchase, a participant may send in optional cash payments that range from a minimum of $25 to a maximum of $500,000 per year. You can purchase ALLETE shares by making a one-time or recurring automatic withdrawal from your checking or savings account, or by sending in a check. The dollars you invest (less any applicable fees) will go toward purchasing whole and fractional shares. The cost per transaction is $1.50 for recurring, $2.50 for one-time automatic investments, and $3.50 for investments made by check. There is also a purchase commission fee of $.06 per share, as applicable.*

Timing and purchase price
Purchases are generally made within five trading days from the date of receipt of your investment amount. Shares are purchased 0n the open market or directly from ALLETE.

Track your investments
Following each transaction, you will receive a detailed statement. You may elect to receive your statements electronically by initiating eDelivery through shareowneronline.com.

Safekeeping
Safekeeping of your ALLETE shares is provided, as applicable, at no cost to you.

Plan prospectus
* ALLETE has filed a registration statement (including a prospectus) with the SEC for the Plan. Before you invest, you should read the prospectus in that registration statement and other documents ALLETE has filed with the SEC for more complete information about ALLETE and the Plan. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ALLETE will arrange to send you the prospectus if you request it by calling toll-free at 1-800-535-3056 and you may access the prospectus online at shareowneronline.com

Sales
You can sell your ALLETE shares at any time directly through the Plan. Shares under the Plan are sold through a batch order, market order, limit order, or stop order. The costs for these transactions are $15 for batch, $25 for market, and $30 for limit or stop order sales. There is also a commission fee of $0.10 per share. A check will be issued for your sale proceeds, unless you elect to receive the funds by direct deposit into a North American bank account for a $5 cost.